Exhibit 99.1

Tim Hodgson resigns as Chair of the Board of Directors

TORONTO, April 29, 2025—Hydro One Limited announced today that Tim Hodgson has resigned from his position as Chair of the Board of the Directors after successfully running in the federal election, during which time he was on an unpaid leave of absence.

The Board of Directors has launched a process to select a new Chair. In the interim, Susan Wolburgh Jenah will continue to serve as Interim Chair of the Board and as Chair of the Governance and Regulatory Committee.

Hydro One Limited (TSX: H)

Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with approximately 1.5 million valued customers, approximately $36.7 billion in assets as at December 31, 2024, and annual revenues in 2024 of approximately $8.5 billion.

Our team of approximately 10,100 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2024, Hydro One invested approximately $3.1 billion in its transmission and distribution networks, and supported the economy through buying approximately $2.9 billion of goods and services.

We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives.

Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.hydroone.com, www.sedarplus.com or www.sec.gov.

For further information, please contact:

Investors: investor.relations@hydroone.com or 416-345-5943

Media: Media.relations@hydroone.com or 416-345-6868